FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

PeopleSoft, Inc. (“PeopleSoft”) has included a hyperlink to the following webcast on PeopleSoft's website at www.peoplesoft.com:

TriNet – Customers Speak Out

Announcer:	PeopleSoft’s merger with JD Edwards and Oracle’s hostile bid for PeopleSoft has Wall Street fascinated. But what are the customers saying?

Cory Johnson:	When there’s big news in the software world — and it’s never been any bigger — if you want to know what’s going on, you really have to find out what the customers are saying.

TriNet is the kind of modern service-based company that depends on software for its very infrastructure. In this case, PeopleSoft software. In TriNet’s case, its customers enter their payroll and HR information on an Internet browser. That information is immediately up-linked to TriNet’s PeopleSoft application.

TriNet Employee:	It has all the information I need in one screen.

Cory Johnson:	Chief Information Officer Steve [Carlson] worries that a hostile takeover of PeopleSoft will send him back to square one.

TriNet

Steve Carlson:	Oracle would not continue to support two human resource information systems. At some point they would have to say, “You are on the PeopleSoft application. You need to go to our Oracle HRIS system.” For us that would be a new implementation. It’s not a simple upgrade or a conversion. It would be a brand new implementation.

Cory Johnson:	TriNet has just finished its multi-year, multi-million dollar implementation, so it’s lucky. But a takeover could pose bigger problems for PeopleSoft customers just getting started.

Steve Carlson:	If I was the State of Connecticut, who was just finishing phase one of a hundred million dollar, five-year implementation, I’d be-I’d be very concerned.

Cory Johnson:	Connecticut is more than concerned. Connecticut is suing to block the takeover on anti-trust grounds.

Richard Blumenthal:	We have invested in PeopleSoft systems more than a hundred million dollars, and we’re about to turn on the switch to those

TriNet

systems, literally in two weeks. And so, we have a very real financial stake in this battle, as a consumer as well as an enforcer of the anti-trust laws.

Cory Johnson:	Dave Rudzinsky is the Chief Information Officer at Whole Logics, a Massachusetts company making X-ray and mammography equipment. Last year he chose Oracle.

Dave Rudzinsky:	If I were in the middle of a JD Edwards or PeopleSoft implementation right now, I’d continue.

Cory Johnson:	When you go to the customer level, you can really see the kind of disruption all of this activity in the software world can cause.

[End of recorded material]

Additional Information

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed with the SEC. Stockholders also should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 and any amendments for PeopleSoft’s recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

These materials may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.